FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Authorized Capital Publicly‐Held Company Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56	VIA VAREJO S.A. Authorized Capital Publicly‐Held Company Corporate Taxpayer’s No. (CNPJ/MF) 33.041.260/0652‐90

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”) and Via Varejo S.A. (“Viavarejo”), in accordance with paragraph 4 of article 157 of Law no. 6,404/1976, and CVM Instruction no. 358/2002, hereby announce to its shareholders and the market that, on this date, they entered into a Settlement (Termo de Compromisso de Desempenho – “TCD”) with the Administrative Council for Economic Defense (“CADE”) for the approval of the Association Agreement between CBD and Casa Bahia Comercial Ltda. ("CB") entered into on December 4, 2009, and modified on July 1, 2010.

By entering this settlement, CBD, CB and Viavarejo have as their main obligation to divest 74 stores, located in 54 municipalities, distributed over six states and in the Federal District, representing approximately 3% of Viavarejo’s consolidated gross sales in 2012. CBD, CB and Viavarejo reaffirm their commitment to continue cooperating with CADE until full compliance with all obligations assumed on this date.

The approval of the association puts an end to the obligations assumed by CBD, CB and Viavarejo due to the Provisional Agreement (Acordo de Preservação de Reversibilidade da Operação – APRO) entered into with CADE on February 3, 2010, allowing Viavarejo to capture all the synergies deriving from the association.

CBD and Viavarejo will keep their shareholders and the market regarding any relevant development in connection to the TCD.

São Paulo, April 17, 2013

Vitor Fagá de Almeida

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 17, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.